

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

<u>Via E-Mail</u>
Mr. James F. Palmer
Chief Financial Officer
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, Virginia 22042

 Re: **Northrop Grumman Corporation**
 Form 10-K for the year ended December 31, 2010
 Filed February 9, 2011
 File No. 001-16411

Dear Mr. Palmer:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ Linda Cvrkel

 Linda Cvrkel
 Branch Chief